Exhibit 2
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FOR IMMEDIATE RELEASE                                            1 December 2006


                              WPP GROUP PLC ("WPP")

              Ogilvy & Mather acquires 49% stake in Raynet in China


WPP announces that its wholly-owned operating company Ogilvy & Mather Worldwide, the leading advertising and marketing communications network, has acquired, subject to regulatory approval, 49% of the share capital of Beijing Raynet Advertising Co., Ltd. ("Raynet"), an advertising firm in the People's Republic of China.

Founded in 2001 with offices in Beijing, Shenyang and Changchun, Raynet employs 131 people. Raynet had unaudited revenues of RMB 37.2m for the year ended 31 December 2005, with gross assets as at the same date of RMB 70.1m. Clients include China Netcom, Liaoning Mobile, Liaoning Netcom, Mengniu Dairy and Shanghai Xinjiegou.

This acquisition continues WPP's strategy of expanding its networks in fast-growing and important markets, and its regional strategy in Mainland China. Greater China is one of the fastest-growing markets for WPP, providing the company with the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 7,500 professionals in Greater China, has a strong relative position in the region - as it does in Asia overall - across all advertising and marketing disciplines.



Contact:
Feona McEwan, WPP                                  T. 44 (0)20 7408 2204
www.wpp.com
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